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Exhibit 99.11

EXPENSES

        The amount or estimated amount, itemized in reasonable detail, of expenses (other than underwriting discounts and commissions) incurred or borne by or for the account of Québec (the "Issuer") in connection with the issuance and sale of the 4.875% Global Notes Series PY due May 5, 2014 or properly chargeable thereto, including legal, engineering, certification and other charges.

SEC filing fees and expenses	175,000
Printing and engraving fees and expenses	20,000
Legal fees and expenses	40,000
Fiscal Agent and registrar fees and expenses	10,000
Rating fees and expenses	30,000
Blue sky fees and expenses	5,000

$280,000

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EXPENSES